May 22, 2018

Filed via EDGAR
Ms. Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Templeton ETF Trust (the "Trust")
(File Nos. 333-208873; 811-23124)

Dear Ms. Marquigny:
On behalf of the Trust, submitted herewith under the EDGAR system are the responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided via telephone to J. Stephen Feinour, Jr. and David F. Roeber with regard to Post-Effective Amendment No. 27 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which was filed with the Commission on March 9, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act").  The Amendment was filed to register three additional series of the Trust:  Franklin Liberty High Yield Corporate ETF, Franklin Liberty International Aggregate Bond ETF and Franklin Liberty Senior Loan ETF (each a "Fund" and collectively, the "Funds").  Each comment from the Staff is summarized below, followed by the Funds' response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.
General Prospectus Comments

1.	Comment: Please include completed fee tables and expense examples in your response letter.

Response: The completed fee tables and expense examples are attached hereto as Exhibit A.

2.	Comment: Please confirm whether a line item in the fee tables for acquired fund fees and expenses is required per the requirements of Form N-1A.

Response:  Acquired fund fees and expenses for each Fund are currently estimated to be less than 0.01% of the Fund's average net assets. Therefore, an acquired fund fees and expenses line item has not been included in any Fund's fee table.

3.
Comment:  Supplementally explain whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreements for each Fund and, if so, disclose the terms of such recoupment in the fee waiver footnote.

Response: The investment manager may not recoup fees waived or expenses paid under the Funds' fee waiver and expense limitation agreements.

4.
Comment:  You state that each Fund invests, under normal market conditions, "at least 80% of its net assets in …." Please disclose that such 80% policies include any borrowings for investment purposes in accordance with Rule 35d-1 of the 1940 Act.

Response:  The following language is currently set forth in the Statement of Additional Information for each Fund under "Non-Fundamental Investment Policies":  "Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes" (emphasis added).  Because each Fund does not intend to engage in borrowings for investment purposes as part of its principal investment strategies, we do not believe that disclosure in the Prospectus of the impact of borrowings on the 80% policy for those Funds is needed or appropriate at this time.

5.	Comment: Please review all comments provided for each Fund and note their applicability to the other Funds. Please revise such other Funds' disclosure accordingly.

Response: The Trust will review all comments provided for applicability to each Fund and will revise each Fund's disclosure accordingly.

Fund-Specific Prospectus Comments

Franklin Liberty High Yield Corporate ETF

6.
Comment:  The Principal Investment Strategies section states that the Fund invests in corporate debt securities and that "[c]orporate issuers may include corporate or other business entities in which a sovereign or governmental agency or entity may have, indirectly or directly, an interest, including a majority or great ownership interest."  Please confirm whether the Fund will invest in sovereign debt securities as a principal investment strategy and add corresponding principal risk disclosure if applicable.

Response:  The Fund does not currently expect to invest in sovereign debt securities as a principal investment strategy and, therefore, no disclosure changes with respect thereto have been made.  The above-cited disclosure clarifies the types of debt securities that qualify as corporate debt securities for purposes of the Fund's 80% investment policy.

7.
Comment:  The Principal Investment Strategies section states that the Fund may invest in debt securities of foreign issuers, including those in developing markets. Please consider disclosing how the Fund determines if a country is a developing markets country.

Response:  No limitations are imposed on the Fund's investments in developing markets.  The Trust therefore respectfully declines to include disclosure regarding how the Fund determines if a country is a developing markets country, as such disclosure would only be relevant to shareholders if there was such a limitation.

8.
Comment:  You state that certain derivatives may be used to satisfy the Fund's 80% policy. Please supplementally describe how such derivatives will be valued for purposes of the Fund's 80% policy. The Staff takes the position that derivatives included in the calculation of the Fund's compliance with its 80% policy must be valued based on market value rather than notional value.

Response:  The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative's notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the Commission's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

9.
Comment:  You state that the Fund "from time to time, may have significant investments in certain sectors." Please include disclosure identifying the sectors to which this principal investment strategy will apply and discuss their corresponding principal risks, as applicable.

Response: The above-cited disclosure has been deleted.

10.
Comment:  The Fund includes Principal Risk disclosure for floating rate corporate investments, which includes discussion of "covenant lite" loans.  Please consider revising the Principal Investment Strategies disclosure to clarify that the Fund invests in floating rate corporate investments, which may include covenant lite loans.

Response: The Principal Investment Strategies disclosure has been updated in response to this comment.

11.	Comment: Please consider adding risk disclosure clarifying that in stressed market conditions there may be pronounced disparities between the market price of Fund shares and their actual value.

Response: Additional disclosure has been added to the Prospectus under "Market Trading—Absence of active market" in response to this comment.

12.	Comment: With respect to references to developing and emerging markets, please clarify whether those terms are used interchangeably or distinguish them, as appropriate.

Response:  The Trust confirms that the terms developing markets and emerging markets are used interchangeably.  The Principal Investment Strategies disclosure has been updated in response to this comment.

13.	Comment: Please consider including counterparty risk and extension risk as principal risks, if appropriate.

Response:  The Trust does not consider extension risk to be a principal risk of the Fund, and the Trust believes that the principal counterparty risks associated with investments in debt securities are addressed under "credit" risk and, consequently, no separate disclosure regarding counterparty risk has been added.

14.
Comment:  Please consider revising the market trading risk to clarify that differences between the underlying value of the Fund's portfolio securities and the Fund's market price can become significant in times of market stress.

Response: Please see response to Comment #11 above.

Franklin Liberty International Aggregate Bond ETF

15.	Comment: In the first sentence under Principal Investment Strategies, please consider deleting the quotations markets around the word "bonds."

Response: The disclosure has been revised as requested.

16.	Comment: Please indicate whether the investment manager applies any duration criteria to the investment selection process.

Response: The Principal Investment Strategies disclosure has been updated to clarify that the Fund may invest in debt securities of any duration.

17.	Comment: Please describe the criteria the Fund uses to determine that an investment is economically tied to countries other than the U.S.

Response: The Trust notes that the following disclosure is included in the Principal Investment Strategies section (emphasis added):

The Fund invests predominantly in fixed and floating-rate bonds issued by governments, government agencies and governmental-related or corporate issuers located outside the U.S. … In addition, the Fund's assets are invested in issuers located in at least three countries (excluding the U.S.).

The Trust respectfully believes that this disclosure clarifies how the Fund's investments are economically tied to countries outside the U.S. and, therefore, declines to make any changes to the disclosure.

18.
Comment: You state under Principal Investment Strategies that the Fund invests "predominantly in fixed and floating-rate bonds …" and may also invest in investments that "are linked to or derive their value from another security, asset or currency. " Please consider providing separate Principal Risks disclosure specific to floating rate and credit-linked instruments.

Response: The disclosure has been revised as requested.

Franklin Liberty Senior Loan ETF

19.
Comment:  Please provide additional disclosure describing floating interest rate loans (e.g., such instruments generally pay interest rates that adjust whenever a specified interest rate changes or resets on predetermined dates).

Response:  No disclosure changes have been made in response to this comment. The Trust respectfully believes that the Fund's current disclosure is adequate to describe floating rate loans (emphasis added):  "The Fund invests predominantly in income-producing senior floating interest rate corporate loans made to or issued by U.S. companies, non-U.S. entities and U.S. subsidiaries of non-U.S. entities. Floating interest rates vary with and are periodically adjusted to a generally recognized base interest rate such as the London Interbank Offered Rate (LIBOR) or the Prime Rate." The Trust also notes that additional disclosures explaining variable rate securities, including floating rate securities, is included in the Fund's Statement of Additional Information.

20.
Comment:  You state under Principal Investment Strategies that "The Fund may treat all of the tranches of a loan with a covenant lite tranche as covenant lite, regardless of what tranche the Fund owns." Please consider revising for additional clarity.

Response: The above-cited disclosure has been deleted.

21.	Comment: You state that certain derivatives may be used to satisfy the Fund's 80% policy. Please describe how such derivatives will be valued for purposes of the Fund's 80% policy.

Response: Please see response to Comment #8 above.

Additional General Prospectus Comments

22.
Comment:  For each Fund, please review the principal risks disclosure included in the Item 4 and Item 9 sections and consider revising as appropriate to ensure consistency in the different types of risks discussed in those two sections.

Response:  As requested, the Trust has further reviewed the Item 4 and Item 9 principal risks disclosure for each Fund.  The Trust believes that such disclosure, as revised, is consistent in the different types of risks discussed in those two sections.

23.	Comment: Please confirm that each portfolio manager's business experience during the past five years is disclosed as required by Form N-1A.

Response: The Trust confirms that each portfolio manager's business experience during the past five years is disclosed as required by Form N-1A.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 or, in his absence, David F. Roeber at (215) 564-8179 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust

cc: Julie Patel

Exhibit A

Franklin Liberty High Yield Corporate ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Franklin Liberty High Yield Corporate ETF
Management fees	0.63%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.21%
Total annual Fund operating expenses	0.84%
Fee waiver and/or expense reimbursement[2]	-0.44%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.40%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.40% until July 31, 2019. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$ 41	$ 209

Franklin Liberty International Aggregate Bond ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.24%
Total annual Fund operating expenses	0.69%
Fee waiver and/or expense reimbursement[2]	-0.34%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.35%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.35% until July 31, 2019. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$ 36	$ 175

Franklin Liberty Senior Loan ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.16%
Total annual Fund operating expenses	0.81%
Fee waiver and/or expense reimbursement[2]	-0.36%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.45%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.45% until July 31, 2019. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$ 46	$ 210